Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Progress Energy, Inc.

Commission File No.: 001-15929

The following materials were posted on the Duke Energy Corporation internal website on
February 24, 2011

Questions from the Floor - Feb. 17 Report

All answers by Lynn Good, unless otherwise noted

Reverse Stock Split

Q: How much will it cost the company to do the reverse stock split?

A: The cost of the reverse stock split is expected to be de minimus.  The split will be executed as part of the merger closing process.

Q:  Is there a risk that our stock has been perceived as a less than $20-a-share stock? It has been there for a while now.

A:  The reverse stock split will be communicated to shareholders to minimize any surprises.  The reverse stock split will require shareholder approval and therefore will be discussed in our filings to seek shareholder approval for the merger.

The communication around the reverse stock split has already begun and will continue over the next several months.  In general, we have two groups of investors that we need to communicate with – institutional investors and retail investors.

The institutional investors will view this as a routine transaction and will likely prefer the higher stock price.

On the retail side, it will be a little more complicated and we will be very thoughtful about that communication.  We will be out talking to brokers who work with retail clients.  We will, of course, be talking to you and our retirees, as well.

I don’t expect a decline in the value of our stock as a result of the reverse stock split.  The thing  that drives our stock price is the value of the institution – Duke Energy – and the value of the institution doesn’t change with the number of shares outstanding.  The value is the amount of earnings and cash flow we produce, the growth in the earnings and cash flow and the dividend that we pay to investors.

Q: Is there a financial benefit to the company for doing this?

A: Today, at 1.329 billion shares, it takes $13 million of net income to create a penny a share and $20 million of EBIT (earnings before interest and taxes) to create a penny a share. That’s a lot of money to move a penny a share. So, to go from $1.42 to $1.43, we have to show up with

$13 million of income. I get questions like this one all the time from Wall Street: “Is Duke tight enough in the way it manages its business, because if employees know that it’s $13 million before you can make a penny, maybe you don’t watch your pennies as carefully as another company that moves their EPS (earnings per share) with $2 million or $3 million dollars.”

If we were to move forward and issue approximately 700 million additional shares to acquire Progress, our share count would be over 2 billion and then it would take $20 million of net income to create one penny of earnings.

By reducing the share count, it makes our Earnings per Share more consistent with others in the industry, because the denominator (number of shares outstanding) in the earnings per share calculation will be more consistent with others in our industry.

Merger with Progress

Q: What did we learn from the Duke-Cinergy merger that you hope to leverage during the Duke- Progress merger?

A: A.R. Mullinax, Chief Integration Executive for Duke - There are several things we can learn from the Duke-Cinergy merger. Probably the first thing to keep in mind is that every transaction and every merger is different, so we don’t want to assume that exactly what we did with the Duke- Cinergy merger is exactly what we’re going to do with the Duke-Progress transaction. We will want to be very sensitive to the assets that we have, the operations, and the customer groups and then make sure that we’re looking for the very best in Duke and the very best in Progress to mold into the new Duke Energy.

There are some things that we did do as a part of the Duke-Cinergy merger that we will want to do again this time. We engaged a lot of people, tapped into a lot of fact-finding and launched a lot of teams. We think because we had a broad breadth of participation that allowed us to harvest lots of ideas and implement those. We’re going to do very much the same thing with this transaction. We’ve aligned several functional areas. We’re now identifying the various teams that we want to make sure that we have in place so that we’re looking at every major process across the two large entities. Now, we’re actually designating team leads and co-leads, and then we will build up to launch those about the first of March. Then we will go into a fact-finding mode and build a set of facts in March, April and May, and using those facts is when we will actually start designing what the new company will look like.

We’re going to have a disciplined process so that we don’t get out in front of our headlights. Many of us know people at Progress and are familiar with their operations because many of us have worked alongside them here in the Carolinas for so many years; we have perceptions about how Progress operates. And I’ve spent enough time in Raleigh to know that people there have perceptions about how we operate. Some are right, and in my opinion, some are wrong — from both sides. So to ensure we do not just build designs off perceptions, we’re going to have the discipline to make sure we have the facts of everything that we put into the design, starting this summer and this fall. We clearly want to take the best of what we did with Duke-Cinergy. We will add to that and work to make this transaction even better.

A: Lynn Good - In many areas -- Finance, Enterprise Asset Management -- we’ve made a lot of investments in our systems and processes coming out of the Duke-Cinergy merger. I think this will give us a great opportunity to leverage those investments.

Q: We don’t hear much about power trading anymore. How much did we make or lose on trading, and what is our current philosophy about that?

A: You may be remembering the Cinergy power trading business – but we exited that business shortly after the merger with Duke.  Today our activities in the market are around optimizing our assets in the regulated and commercial parts of our business.

Q: If earnings are accretive and the reverse stock split is creating a more favorable EPS, wouldn’t there be an automatic, built-in earnings increase expectation?

A: The reverse split will not create earnings accretion.  Let’s say we would make $1.50/share of earnings in 2013, before the stock split.  After a 1 for 2 reverse stock split our EPS will be $3.00 – but accretion will be measured on how this earnings number compares to prior years (stated in a comparable way, after a 1 for 2 split) and how the earnings compare to what Duke could deliver standalone – without Progress.

The accretion that we expect to achieve in the merger transaction will ultimately be created by the synergies that we deliver as a combined company and growth that we can pursue as a combined company.  It will have nothing to do with the reverse stock split.

Q:  That was a great story about our earnings for 2010, but what’s the story that Progress is hearing about its 2010 performance?

A: Progress will release earnings tomorrow (Feb. 18). They have also had some benefits of weather this year, but have had some challenges. Some of their generation operations have offset some of that benefit. (Editor’s Note: You can find information on the Progress Energy’s earnings on the Progress website.)

Q: You mentioned that in comparison to our peers, Duke Energy has more shares of stock outstanding. What do we do differently or what caused us to be in that position?

A:  That’s a really good question. We’ve got 1.3 billion shares outstanding. The second-highest company in our industry is Southern at 800 million. Then you drop down to 600 and 500 and 400. Progress has 280 million outstanding. And ours has been the outgrowth of acquisitions where we’ve used our stock. With Pan Energy, West Coast, Duke-Cinergy, we’ve used stock to acquire companies at a more rapid pace than some of our industry peers. That’s what has created the difference.

Contributions to Pension, Duke Energy Foundation

Q: On the analysts’ call today, you mentioned the contribution to the employee pension. Could you repeat those facts?

A: We took the opportunity to fund additional money into the employee pension plan in 2010. We actually funded $400 million, and we plan another contribution in 2011. Our idea is to keep the plan close to fully funded. We think that’s the right approach going forward. We are fully funded as defined by the government requirements for pension plans. It’s an important priority for us, and we took the opportunity.

The other thing I would mention is that we also took an opportunity to pre-fund the Duke Energy Foundation.  In a year with strong cash flow, we put aside about $40 million into the Foundation in the 4th quarter.  We took a similar opportunity in 2007, when we funded the Foundation with $25 million.  The Foundation provides important support to organizations in our community, many of which you all are involved with.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.